UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number 000-28996

ELBIT IMAGING LTD.

(Translation of Registrant’s Name into English)

7 MOTA GUR STREET, PETACH TIKVA 4900102

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

Attached hereto and incorporated by reference herein are the following documents:

99.1	Operating and Financial Review and Prospects for the six-month period ended June 30, 2018.
99.2	Unaudited Interim Consolidated Financial Data for the six-month period ended June 30, 2018.
99.3	Designated Disclosure with Respect to the Company’s Projected Cash Flows.

Exhibits 99.1, 99.2 and 99.3 of this Report on Form 6-K are hereby incorporated by reference into Elbit Imaging Ltd.’s Registration Statement on form F-1 (Registration Statements No. 333-194519), Registration Statement on Form f-3 (Registration Statement No. 333-172122) and Registration Statements on form s-8 (Registration Statements No. 333-117509, 333-130852, 333-136684 and 333-152820), and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT IMAGING LTD.
(Registrant)

Date: August 23, 2018	By:	/s/ Ron Hadassi
Ron Hadassi
CEO and Chairman of the Board

3

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1.	Operating and Financial Review and Prospects for the six-month period ended June 30, 2018.

99.2.	Unaudited Interim Consolidated Financial Data for the six-month period ended June 30, 2018.

99.3	Designated Disclosure with Respect to the Company’s Projected Cash Flows

4